EXHIBIT 18.1

March 25, 1998

Cal Dive International, Inc.
400 N. Sam Houston Parkway E., Suite 400
Houston, Texas 77060


Gentlemen:

This letter is written to meet the requirements of Regulation S-K calling for a letter from a registrant's independent accountants whenever there has been a change in accounting principle or practice.

We have been informed that, effective January 1, 1998, the Company changed its method of accounting for regulatory (U.S. Coast Guard, American Bureau of Shipping and Det Norske Veritas) related drydock inspection and certification expenditures. This change was made due to the significant changes in the composition of the Company's fleet which has been expanded to include more sophisticated dynamically positioned vessels that are capable of working in the deepwater Gulf of Mexico, a key to Cal Dive's operating strategy. The change also coincides with the first time these vessels were due for drydock inspection and certification since being acquired by CDI. The Company previously expensed inspection and certification costs as incurred; however, effective January 1, 1998, such expenditures will be capitalized and amortized over the 30-month period between regulatory mandated drydock inspections and certification. This predominant industry practice provides better matching of expenses with the period benefited (i.e., certification to operate the vessel for a 30-month period between required drydock inspections and to meet bonding and insurance coverage requirements).

A complete coordinated set of financial and reporting standards for determining the preferability of accounting principles among acceptable alternative principles has not been established by the accounting profession. Thus, we cannot make an objective determination of whether the change in accounting described in the preceding paragraph is to a preferable method. However, we have reviewed the pertinent factors, including those related to financial reporting, in this particular case on a subjective basis, and our opinion stated below is based on our determination made in this manner.
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Cal Dive International, Inc.
Page 2
March 25, 1998

We are of the opinion that the Company's change in method of accounting is to an acceptable alternative method of accounting, which, based upon the reasons stated for the change and our discussions with you, is also preferable under the circumstances in this particular case. In arriving at this opinion, we have relied on the business judgment and business planning of your management.

We have not audited the application of this change to the financial statements of any period subsequent to December 31, 1997. Further, we have not examined and do not express any opinion with respect to your financial statements for the three months ended March 31, 1998.

Very truly yours,

/s/ ARTHUR ANDERSEN LLP